SUB-ITEM 77C: Submission of matters to a vote of security holders.

          (a) Pursuant to a Consent of Sole Shareholder of the International Select Fund dated October 31, 2000, ALPS Mutual Funds Services Inc., as sole shareholder, approved the following matter with regards to the International Select Fund: the form, terms and provisions of the Amended and Restated Advisory Agreement, dated as of October 1, 2000, between Denver Investment Advisors LLC and Westcore Trust.

          (b) At a Special Meeting of Shareholders of the Select Fund held on September 12, 2000, the shareholders approved a proposed change in the Select Fund's classification under the Investment Company Act of 1940, as amended, from diversified to non-diversified and the elimination of a related investment limitation as described in the Proxy Statement for the meeting, as follows:


               FOR            AGAINST           ABSTAIN
            1,161,722          19,311            9,348